Filed pursuant to Rule 433

Registration Statement 333-250981

Relating to Preliminary Prospectus Supplement dated November 14, 2022

Republic of Panama

U.S.$1,500,000,000 6.400% Global Bonds due 2035

November 14, 2022

Term Sheet

Issuer:	Republic of Panama (“Panama”)

Transaction:	6.400% Global Bonds due 2035 (the “Bonds”)

Distribution:	SEC-Registered Global Bonds

Ranking:	Senior Unsecured

Expected Ratings*:	Baa2 (negative) / BBB (negative) / BBB- (stable) (Moody’s / S&P / Fitch)

Amount Issued:	U.S.$1,500,000,000 aggregate principal amount

Coupon:	6.400% (30/360 day count basis)

Maturity:	February 14, 2035

Offering Price:	98.946% of principal amount plus accrued interest, if any, from November 21, 2022

Gross Proceeds to the Issuer (before deducting underwriting fees and other offering expenses):	U.S.$1,484,190,000

Yield to Maturity:	6.528%

Spread to Benchmark Treasury:	265 basis points

Benchmark Treasury:	4.125% due November 15, 2032

Benchmark Treasury Price and Yield:	102-01; 3.878%

Listing and Trading:	Application will be made to list the Bonds on the Official List of the Luxembourg Stock Exchange and to have the Bonds admitted to trading on the Euro MTF Market.

Optional Redemption:

Prior to November 14, 2034 (three months prior to their maturity date) (the “Par Call Date”), Panama may redeem the Bonds at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Bonds matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 40 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the Bonds to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, Panama may redeem the Bonds, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Bonds being redeemed plus accrued and unpaid interest thereon to the redemption date.

Use of Proceeds:	Panama will use the proceeds from the Bonds for general budgetary purposes and liability management transactions.

Governing Law:	State of New York

Underwriting Fee:	0.065%

Form:	Book-Entry Only, registered in the name of Cede & Co., as the nominee of DTC

Denominations:	U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof.

Interest Payment Dates:	February 14 and August 14 of each year

First Coupon Payment Date:	February 14, 2023

Settlement Date:	November 21, 2022 (T+5)

CUSIP/ISIN:	698299 BT0 / US698299BT07

Under the terms and subject to the conditions contained in an Underwriting Agreement incorporated by reference in the Terms Agreement, dated November 14, 2022, BofA Securities, Inc. and HSBC Securities (USA) Inc. as the underwriters have severally agreed to purchase and the Republic of Panama has agreed to sell to the underwriters, the principal amount of the Bonds indicated below:

Underwriters:

BofA Securities, Inc.	U.S.$	750,000,000
HSBC Securities (USA) Inc.	U.S.$	750,000,000
Total	U.S.$	1,500,000,000

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating.

A preliminary prospectus supplement of the Republic of Panama accompanies the free-writing prospectus and is available from the SEC’s website at https://www.sec.gov/Archives/edgar/data/76027/000119312522283772/d419512d424b3.htm

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling, toll-free, BofA Securities, Inc. at +1 800 294 1322 or HSBC Securities (USA) Inc. at +1 866 811 8049.

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